Exhibit 99.4

Glenn W. Welling Principal Chief Investment Officer
VIA EMAIL AND OVERNIGHT MAIL

August 12, 2013

Dr. Murray Gell-Mann
Nominating and Corporate Governance Committee Chairman AeroVironment, Inc.
181 Huntington Dr., Suite 202
Monrovia, CA 91016

Dear Dr. Gell-Mann:

I was sorry that you were not able to attend my meeting with your fellow committee members over the weekend. I look forward to meeting you sometime in the near future. I wanted to thank each of the committee members and Tim Conver for taking time out of their weekend to meet with me and assess my candidacy for the board of directors (the “Board”) of AeroVironment (“AVAV” or the “Company”). I appreciate both the time they took and the thoughtfulness of the discussion and hope they walked away with a better understanding of the positive contribution my presence would add inside the boardroom. Upon reflection of our discussion, I was struck by a few points that, as one of AVAV’s largest shareholders, I wanted to share with the Nominating and Corporate Governance Committee (the “Committee”):

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While a great Company with market-leading technologies, AVAV has not created value since going public over six years ago. I recognize that all but one of the Company’s current directors have tenures extending well beyond the Company’s public life. However, current and prospective owners will judge the Board’s effectiveness only based on AVAV’s performance since its IPO. I believe my addition to the Board will send a message to shareholders that the Board is proactively seeking to improve oversight and add fresh perspective in the boardroom.

•
The Board’s understanding of, and conviction in, the Company’s strategy and future growth opportunities do not appear to be shared by investors (as reflected in the current share price). A plan to rectify this disconnect is critical to begin closing the gap between the quality of AVAV’s business and its public market valuation. As one of AVAV’s largest shareholders, I am confident my team and I will be able to provide valuable insights while working with the rest of the Board and senior management to increase the Company’s market valuation.

•
While having the largest shareholder as Chairman and CEO provides certain alignment of interests, the prerogatives of management are not always fully consistent with the best interests of shareholders. Having a large, independent shareholder representative in the boardroom will not only provide a different lens to the decision-making process, but will also give investors’ confidence that their interests are being adequately represented, as well.

As the Committee works through their decision process, I am available and happy to answer any additional questions you may have about my candidacy. After our discussion on Sunday, I am confident my presence in the boardroom will provide a fresh perspective and will add value to AVAV’s governance in a constructive and cooperative way. I look forward to working with this team to ensure AVAV delivers the level of shareholder returns justified by the quality of its people, technology, and operations.

Best regards

/s/ Glenn W. Welling

Glenn W. Welling

cc:	Joseph F. Alibrandi
Kenneth R. Baker
Arnold L. Fishman
Timothy E. Conver